EX-28.h.4.o

AMENDED AND RESTATED FEE WAIVER AND/OR EXPENSE ASSUMPTION AGREEMENT FOR

DFA INVESTMENT DIMENSIONS GROUP INC.

AMENDED AND RESTATED FEE WAIVER AND/OR EXPENSE ASSUMPTION AGREEMENT, made this 15 day of December, 2016, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of the Emerging Markets Portfolio of the Fund (the “Portfolio”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”), amending and restating certain waiver arrangements previously entered into by the Fund and Dimensional.

WHEREAS, Dimensional has entered into an Investment Management Agreement with the Fund, on behalf of the Portfolio, pursuant to which Dimensional provides various services to the Portfolio, and for which Dimensional is compensated based on the average net assets of the Portfolio; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to limit the fees and expenses of the Portfolio as listed below;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver by Dimensional.

Dimensional agrees to waive all or a portion of the Portfolio’s management fee to the extent necessary to limit the total management fees paid to Dimensional by the Portfolio, including the proportionate share of the management fees the Portfolio pays indirectly through its investment in other funds managed by Dimensional, except for the fees paid indirectly through its investment of securities lending cash collateral in The DFA Short Term Investment Fund, so that total management fees do not exceed the annual rate as stated in the Portfolio’s then currently effective Investment Management Agreement.

2.	Fee Waiver and Expense Assumption. In addition to the fee waiver in Section 1 of this Agreement, Dimensional agrees to further waive all or a portion of its management fee and to assume the other direct expenses of a class of the Portfolio (excluding expenses incurred through its investment in other investment companies managed by Dimensional) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of each class of the Portfolio to 0.49% of the average net assets of the class on an annualized basis (“Expense Limitation Amount”).

3.	Duty to Reimburse Dimensional. If, at any time, the Portfolio Expenses are less than the applicable Expense Limitation Amount of a class of shares of the Portfolio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized Portfolio Expenses for such class of shares of the Portfolio to exceed the applicable Expense Limitation Amount identified above. Except, there shall be no obligation for the Fund, on behalf of the Portfolio, to reimburse Dimensional for fees waived in connection with the fee waiver described in Section 1 of this Agreement. Also, there shall be no obligation of the Fund, on behalf of the Portfolio, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of any reimbursement.

4.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

5.	Duration and Termination. This Agreement shall begin on January 1, 2017, and shall continue in effect until February 28, 2018, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for the Portfolio, of its intention to terminate the Agreement. Notwithstanding this Section 5, the fee waiver described in Section 1 of this Agreement, shall remain in effect permanently, unless terminated by the Fund. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement, between Dimensional and the Fund, on behalf of the Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By:	By:
Name:	Name:
Title:	Title:

As amended: December 15, 2016

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